Exhibit 99.1

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Previ – Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register:
33.754.482/0001-24
Qualification: Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	52,873,321	14.03	14.03

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	—	Merger of Shares	09.27.09	6,663,491	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	59,536,813	13.65	13.65

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: FPRV1 Sabiá F I Multimercado Previd.	General Taxpayers’ Register:
01.912.197/0001-06
Qualification: Controller

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	4,016,602	1.07	1.07

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	4,016,602	0.92	0.92

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register:
34.053.942/0001-50
Qualification: Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	39,142,463	10.39	10.39

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	39,142,463	8.97	8.97

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register:
00.493.916/0001-20
Qualification : Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,140,891	2.16	2.16

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Bradesco	Sell	09/01/2009	500	42.10	21,050
Share	Common	Bradesco	Sell	09/02/2009	85,000	41.67	3,541,652
Share	Common	Bradesco	Sell	09/03/2009	111,800	41.63	4,653,782
Share	Common	Bradesco	Sell	09/04/2009	100,000	41.99	4,199,429
Share	Common	Itaú	Sell	09/08/2009	80,800	42.84	3,461,549
Share	Common	Itaú	Sell	09/09/2009	10,500	43.50	456,760
Share	Common	Itaú	Sell	09/10/2009	100,000	43.92	4,392,398
Share	Common	Brascan	Sell	09/15/2009	180,000	46.64	8,394,345
Share	Common	Brascan	Sell	09/16/2009	162,000	47.11	7,632,421
Share	Common	Bradesco	Sell	09/21/2009	251,000	47.89	12,019,172
Share	Common	Bradesco	Sell	09/22/2009	1,000	49.50	49,500
Share	Common	Itaú	Sell	09/28/2009	120,000	47.47	5,696,343
Share	Common	Itaú	Sell	09/29/2009	6,400	47.61	304,711

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,931,891	1.59	1.59

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register:
42.271.429/0001-63
Qualification : Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	12,945,352	3.44	3.44

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	12,945,352	2.97	2.97

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Nildemar Secches*	General Taxpayers’ Register:
589.461.528-34
Qualification: Co-President of the Board of Directors

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	125,199	0.03	0.03

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	125,199	0.03	0.03

* Indirect participation through Fator NSE Hibisco FIA Fund.

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Luiz Fernando Furlan	General Taxpayers’ Register:
019.489.978-00
Qualification: Co-President of the Board of Directors

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	2,075,524	0.55	0.55
Share

Common*

		38,011	0.01	0.01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Concórdia	Shares rental (retorno)	09/08/2009	320	—	—
Share	Common	Concórdia	Shares rental (retorno)	09/09/2009	6,300	—	—
Share	Common	—	Merger of shares	09/22/2009	2,149	—	—
Share	Common	Concórdia	Shares rental	09/23/2009	53,531	—	—
Share	Common	Concórdia	Shares rental	09/24/2009	242,600	—	—
Share	Common	Concórdia	Shares rental (retorno)	09/25/2009	302,413	—	—
Share	Common	Concórdia	Shares rental (retorno)	09/28/2009	58,425	—	—
Share	Common	Concórdia	Shares rental (retorno)	09/29/2009	3,418	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	2,150,269	0.49	0.49
Share

Common*

		38,011	0.01	0.01

* Ana Maria Gonçalves Furlan Participation (wife)

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Francisco Ferreira Alexandre	General Taxpayers’ Register:
301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Banco do Brasil	Buy	09/02/09	800	41.30	33,040

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	804	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Carlos Alberto Cardoso Moreira	General Taxpayers’ Register:
039.464.818-84
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register:
035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register:
253.571.747-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: João Vinicíus Prianti	General Taxpayers’ Register:
248.481.418-10
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2.001	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2.001	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Décio da Silva	General Taxpayers’ Register:
344.079.289-72
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	125,344	0.03	0.03
Share	Common*	9,673,310	3.66	3.66

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	125,344	0.03	0.03
Share	Common *	13,173,310	3.50	3.50

* Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Rami Naum Goldfajn	General Taxpayers’ Register:
942.673.597-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Walter Fontana Filho	General Taxpayers’ Register:
947.648.408-04
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	987	0.00	0.00
Share	Common(1)	5,542,841	1.47	1.47
Share	Common(2)	358,523	0.10	0.10

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	—	Merger	07/08/2009	987	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	12,956	0.00	0.00
Share	Common(1)	5,542,841	1.27	1.27
Share	Common(2)	358.523	0.08	0.08

(1) Indirect participation through Sunflowers Participações S.A. Fund

(2)  Ruth Escorel Fontana Participation (wife)

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Vicente Falconi Campos	General Taxpayers’ Register:
000.232.216-15
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	100	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	100	0.00	0.00
Share	Common *	1,462,978	0.34	0.34

* Indirect participation through the company Vimar Participações Ltda.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Nelson Vas Hacklauer	General Taxpayers’ Register:
522.156.958-20
Qualification: Business Development Officer

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Nilvo Mittanck	General Taxpayers’ Register:
489.093.519-34
Qualification: Chef Operation Officer

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register:
118.108.076-20
Qualification: Senior Advisory Board

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Name: Wang Wei Chang	General Taxpayers’ Register:
534.698.608-15
Qualification: Senior Advisory Board

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,742	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	6,742	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,329,163	0.62	0.62

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Banco do Brasil	Buy	09/02/2009	800
Share	Common	Concórdia	Shares Rental	09/08/2009	320
Share	Common	Concórdia	Shares Rental	09/09/2009	6,300
Share	Common	—	Merger of Shares	09/22/2009	2,149
Share	Common	—	Merger of Shares	09/22/2009	11,969
Share	Common	Concórdia	Shares Rental	09/23/2009	53,531
Share	Common	Concórdia	Shares Rental	09/24/2009	242,600
Share	Common	Concórdia	Shares Rental	09/25/2009	302,413
Share	Common	Concórdia	Shares Rental	09/28/2009	58,425
Share	Common	Concórdia	Shares Rental	09/29/2009	3,418

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,418,826	0.55	0.55

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	323	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	323	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	117,118,629	31.08	31.08

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Bradesco	Vendas	09/01/2009	500	42.10	21,050
Share	Common	Bradesco	Vendas	09/02/2009	85,000	41.67	3,541,652
Share	Common	Bradesco	Vendas	09/03/2009	111,800	41.63	4,653,782
Share	Common	Bradesco	Vendas	09/04/2009	100,000	41.99	4,199,429
Share	Common	Itaú	Vendas	09/08/2009	80,800	42.84	3,461,549
Share	Common	Itaú	Vendas	09/09/2009	10,500	43.50	456,760
Share	Common	Itaú	Vendas	09/10/2009	100,000	43.92	4,392,398
Share	Common	Brascan	Vendas	09/15/2009	180,000	46.64	8,394,345
Share	Common	Brascan	Vendas	09/16/2009	162,000	47.11	7,632,421
Share	Common	Bradesco	Vendas	09/21/2009	251,000	47.89	12,019,172
Share	Common	Bradesco	Vendas	09/22/2009	1,000	49.50	49,500
Share	Common	—	Incorporação de ações	09/22/2009	6,663,491	—	—
Share	Common	Itaú	Vendas	09/28/2009	120,000	47.47	5,696,343
Share	Common	Itaú	Vendas	09/29/2009	6,400	47.61	304,711

Closing Balance

Security/			% interest
Derivative	Characteristic of ,Security	Number	Same kind	Total
Share	Common	122,573,121	28.10	28.10

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On September 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☒ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,010	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,010	0.00	0.00